Exhibit (a)(1)(K)

Gerald Barrett, Esq. SBN: 005855

WARD, KEENAN & BARRETT, P.C.

2141 E. Camelback Rd., Suite 100

Phoenix, AZ 85016

Tel: 602-279-1717

Fax: 602-279-8908

Email: gbarrett@wardkeenanbarrett.com

Richard A. Acocelli

Michael A. Rogovin

Kelly C. Keenan

WEISSLAW LLP

1500 Broadway, 16th Floor

New York, New York 10036

Tel: (212) 682-3025

Fax: (212) 682-3010

Attorneys for Plaintiff

IN THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF ARIZONA

BYRON H. RUBIN, On Behalf of Himself

and All Others Similarly Situated,

Plaintiff,

v.

INVENTURE FOODS, INC., TERRY

MCDANIEL, TIMOTHY A. COLE,

ASHTON D. ASENSIO, MACON BRYCE

EDMONSON, PAUL J. LAPADAT, and

JOEL D. STEWART,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Civil Action No. CLASS ACTION COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS JURY TRIAL DEMANDED

Plaintiff Byron Rubin (“Plaintiff”), by and through his undersigned counsel, for his complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a class action brought on behalf of the public stockholders of Inventure Foods, Inc. (“Inventure Foods” or the “Company”) against Inventure Foods and its Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(d)(4), 14(e) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(d)(4), 78n(e), 78t(a), and U.S. Securities and Exchange Commission (“SEC”) Rule 14d-9, 17 C.F.R. §240.14d-9(d) (“Rule 14d-9”) and to enjoin the expiration of a tender offer (the “Tender Offer”) on a proposed transaction, pursuant to which Inventure Foods will be acquired by Utz Quality Foods, LLC (“Utz”) through its indirect wholly-owned subsidiary Heron Sub, Inc. (“Merger Sub”) (the “Proposed Transaction”).

2. On October 26, 2017, Inventure Foods and Utz issued a joint press release announcing that they had entered into an Agreement and Plan of Merger (the “Merger Agreement”) to sell Inventure Foods to Utz. Under the terms of the Merger Agreement, Utz will acquire all outstanding shares of Inventure Foods for $4.00 in cash per share of Inventure Foods’ common stock (the “Offer Price”). Pursuant to the Merger Agreement, Utz, through Merger Sub, commenced the Tender Offer on November 15, 2017. The Tender Offer is scheduled to expire one minute after 11:59 p.m., New York City Time on December 13, 2017. The Proposed Transaction is valued at approximately $165 million.

3. On November 15, 2017, Inventure Foods filed a Solicitation/Recommendation

Statement on Schedule 14D-9 (the “Recommendation Statement”) with the SEC. The Recommendation Statement, which recommends that Inventure Foods stockholders tender their shares in favor of the Proposed Transaction, omits or misrepresents material information concerning, among other things: (i) Inventure Foods management’s forecasts, utilized by the Company’s financial advisor, Rothschild Inc. (“Rothschild”), in its financial analyses; (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by Rothschild; and (iii) the background process leading up to the Proposed Transaction. The failure to adequately disclose such material information constitutes a violation of Sections 14(d), 14(e) and 20(a) of the Exchange Act as Inventure Foods stockholders need such information in order to make a fully informed decision whether to tender their shares in support of the Proposed Transaction or seek appraisal.

4. In short, the Proposed Transaction will unlawfully divest Inventure Foods’ public stockholders of the Company’s valuable assets without fully disclosing all material information concerning the Proposed Transaction to Company stockholders. To remedy defendants’ Exchange Act violations, Plaintiff seeks to enjoin the expiration of the Tender Offer unless and until such problems are remedied.

JURISDICTION AND VENUE

5. This Court has jurisdiction over the claims asserted herein for violations of Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1331 (federal question jurisdiction).

6. This Court has jurisdiction over the defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7. Venue is proper in this District pursuant to 28 U.S.C. § 1391 because Plaintiff’s claims arose in this District, where a substantial portion of the actionable conduct took place, where most of the documents are electronically stored, and where the evidence exists. Inventure Foods is incorporated in Delaware and is headquartered in this District. Moreover, each of the Individual Defendants, as Company officers or directors, either resides in this District or has extensive contacts within this District.

PARTIES

8. Plaintiff is, and has been at all times relevant hereto, a continuous stockholder of Inventure Foods.

9. Defendant Inventure Foods is a Delaware corporation with its principal executive offices located at 5415 East High Street, Suite 350, Phoenix, Arizona 85054. Inventure Foods’ common stock is traded on the NASDAQ under the ticker symbol “SNAK.”

10. Defendant Terry McDaniel (“McDaniel”) has been Chief Executive Officer (“CEO”) and a director of the Company since May 2008. Defendant McDaniel previously served as Chief Operating Officer of the Company from April 2006 to April 2008.

11. Defendant Timothy A. Cole (“Cole”) has been Interim Chairman of the Board since January 2017 and a director of the Company since May 2014.

12. Defendant Ashton D. Asensio (“Asensio”) has been a director of the Company since February 2006.

13. Defendant Macon Bryce Edmonson (“Edmonson”) has been a director of the Company since July 2006.

14. Defendant Paul J. Lapadat (“Lapadat”) has been a director of the Company since May 2013.

15. Defendant Joel D. Stewart (“Stewart”) has been a director of the Company since January 2017.

16. Defendants identified in paragraphs 10-15 are collectively referred to herein as the “Board” or the “Individual Defendants.”

OTHER RELEVANT ENTITIES

17. Utz is a Delaware limited liability company with its principal executive offices located at 900 High Street, Hanover, Pennsylvania 17331. Utz was founded in 1921 and is the largest privately-held and family-managed branded salty snack company in the United States.

18. Merger Sub is a Delaware corporation and an indirect wholly-owned subsidiary of Utz.

CLASS ACTION ALLEGATIONS

19. Plaintiff brings this action as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all persons and entities that own Inventure Foods common stock (the “Class”). Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

20. Plaintiff’s claims are properly maintainable as a class action under Rule 23 of the Federal Rules of Civil Procedure.

21. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. As of

November 6, 2017, there were approximately 19,827,000 shares of Company common stock issued and outstanding. All members of the Class may be identified from records maintained by Inventure Foods or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to those customarily used in securities class actions.

22. Questions of law and fact are common to the Class and predominate over questions affecting any individual Class member, including, inter alia:

(a)	Whether defendants have violated Section 14(d)(4) of the Exchange Act and Rule 14d-9 promulgated thereunder;

(b)	Whether the Individual Defendants have violated Section 14(e) of the Exchange Act;

(c)	Whether the Individual Defendants have violated Section 20(a) of the Exchange Act; and

(d)	Whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction consummated.

23. Plaintiff will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent. Plaintiff has retained competent counsel experienced in litigation of this nature.

24. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action.

25. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

Company Background

26. Inventure Foods markets and manufactures healthy/natural and indulgent specialty snack food brands. The Company operates in two segments: frozen products and snack products. The frozen products segment produces frozen fruits, vegetables, beverages and desserts for sale primarily to grocery stores, club stores and mass merchandisers. All frozen products are considered part of the healthy/natural food category. The snack products segment produces potato chips, kettle chips, potato crisps, potato skins, pellet snacks, sheeted dough products and extruded products for sale primarily to snack food distributors and retailers. The snack products are considered part of both, the indulgent specialty snack category and the healthy/natural food category. For the year ended December 31, 2016, the healthy/natural food category represented 85.8% of the Company’s net sales.

27. Inventure Foods owns manufacturing facilities in Bluffton, Indiana and Goodyear, Arizona, as well as a farming facility in Lynden, Washington. The Company operates Willamette’s two plants in Salem, Oregon and Fresh Frozen Foods’ two plants in Jefferson and Thomasville, Georgia.

28. On July 27, 2016, the Company initiated a process to consider strategic alternatives for the Company.

29. Inventure Foods entered into non-disclosure agreements (“NDAs”) with 55 potential counterparties interested in a potential transaction with the Company, including 44 counterparties, excluding Utz, interested in the strategic review process of the Company and 11 parties interested in a private investment in public equity (“PIPE”) transaction with respect to the Company. The Recommendation Statement fails to disclose whether these NDAs contain “don’t-ask-don’t-waive” (“DADW”) standstill provisions that are currently precluding any of these parties from making topping bids for the Company.

30. Following two formal rounds of bidding, on March 23, 2017, Inventure Foods announced that it had sold its Frozen Foods Business to Pictsweet for $23.7 million. On September 12, 2017, the Company announced that it, along with its wholly-owned subsidiaries, Rader Farms, Inc. and Willamette Valley Fruit Company, had sold its Frozen Fruit Business to Oregon Potato Company for $50.0 million.

31. On August 25, 2017, the Company entered into an exclusivity agreement with Utz.

32. The Company and Utz negotiated the terms of the Merger Agreement and Proposed Transaction throughout September and October 2017.

33. At an October 25, 2017 Board meeting, Rothschild rendered its fairness opinion and the Board approved the Merger Agreement. Utz and the Company then executed the Merger Agreement.

The Proposed Transaction

34. On October 26, 2017, Inventure Foods and Utz issued a joint press release announcing the Proposed Transaction. The press release stated, in relevant part:

PHOENIX, AZ and HANOVER, PA, October 26, 2017 — Inventure Foods, Inc. (NASDAQ: SNAK) (“Inventure Foods” or the “Company”), a leading specialty food marketer and manufacturer, and Utz Quality Foods, LLC (“Utz”), the largest privately-held and family-managed branded salty snack manufacturer and marketer in the United States, today announced they entered into a merger agreement pursuant to which Utz has agreed to acquire all of the Company’s outstanding shares of common stock in an all-cash transaction.

Under the terms of the merger agreement, an indirect subsidiary of Utz will commence a tender offer to acquire all of the outstanding shares of the Company’s common stock at a price of $4.00 per share in cash, for a total purchase price of approximately $165 million, including the assumption of approximately $75 million of debt and debt-like items, net of cash, approximately $8 million of the Company’s estimated closing costs and approximately $3 million due to equity award holders. The acquisition is structured as an all-cash tender offer for all of the outstanding shares of Inventure Foods common stock, to be followed by a merger in which each remaining untendered share of Inventure Foods will be converted into the right to receive the same $4.00 per share cash price paid in the tender offer.

The transaction, which was unanimously approved by the Boards of both Inventure Foods and Utz, is subject to the tender of more than 50 percent of the fully diluted shares of Inventure Foods common stock, the receipt of certain regulatory approvals and other customary closing conditions. The transaction is not subject to a financing contingency and is expected to close by the end of the fourth quarter of 2017. The tender offer is expected to commence within ten business days.

“This transaction is the result of diligent analysis and thoughtful strategic deliberations by our Board of Directors and the result of the strategic and financial review we initiated in July 2016,” stated Terry McDaniel, Chief Executive Officer of Inventure Foods. “Our Board, with the advice of independent advisors, determined that this transaction will deliver immediate and certain cash value to our stockholders and new opportunities for our snack brands.”

“We are tremendously excited about the opportunity to acquire Inventure Foods,” said Dylan Lissette, Chief Executive Officer of Utz Quality Foods. “The Company’s specialty snack food products and brands, as well as its geographic footprint, customer relationships and distribution strengths, are highly complementary to our business and we look forward to continuing Inventure’s strong heritage of innovation in both healthy and indulgent snacking. We have also been extremely impressed with the team at Inventure, and look forward to working together going forward.”

Insiders’ Interests in the Proposed Transaction

35. Utz and Inventure Foods insiders are the primary beneficiaries of the Proposed Transaction, not the Company’s public stockholders. The Board and the Company’s executive officers are conflicted because they will have secured unique benefits for themselves from the Proposed Transaction not available to Plaintiff and the public stockholders of Inventure Foods.

36. Notably, the Company’s Chief Financial Officer, Steve Weinberger (“Weinberger”), has secured employment for himself upon consummation of the Proposed Transaction. According to the Recommendation Statement, Weinberger has entered into a consulting agreement with Utz for which he will be paid a monthly consulting fee of $27,500, for a period of four to six months after closing of the merger.

37. Additionally, Company insiders stand to reap a substantial financial windfall for securing the deal with Utz. Upon consummation of the Proposed Transaction, each Company stock option, restricted stock unit (“RSU”) award and performance share unit (“PSU”) award will automatically vest and convert into the right to receive cash payments. The following table sets forth the aggregate amount of equity payments each executive officer stands to receive:

Name	Shares subject to Options to be Cashed Out (1) (#)	Value of Cashed- Out Options (2) ($)	Shares subject to RSUs to be Cashed Out (3) (#)	Value of Cashed- Out RSUs (4) ($)	Shares subject to PSUs to be Cashed- Out (5) (#)	Value of Cashed- Out PSUs (6) ($)	Total Value ($)
Executive Officers:
Terry McDaniel	22,540	90,160	126,268	505,702	85,671	342,686	938,548
Steve Weinberger	11,730	46,920	45,453	181,812	30,840	123,358	352,090
E. Brian Foster	550	2,200	29,748	118,992	20,184	80,736	201,928
Steven Sklar	62,025	248,100	33,102	132,408	23,163	92,650	473,158

Non-Employee Directors:
Ashton D. Asensio	700	2,800	9,435	37,740	—	—	40,540
Timothy A. Cole	—	—	9,435	37,740	—	—	37,740
Macon Bryce Edmonson	—	—	9,435	37,740	—	—	37,740
Paul J. Lapadat	—	—	9,435	37,740	—	—	37,740
Joel D. Stewart	—	—	—	—	—	—	—

38. Moreover, if they are terminated in connection with the Proposed Transaction, Inventure Foods’s named executive officers are set to receive substantial cash payments, as set forth in the following table:

Name	Cash ($) (1)	Equity ($) (2)	Pension/ NQDC (3)	Perquisites/ Benefits (4)	Tax Reimbursement (5)	Total ($)
Terry McDaniel	643,377	938,548	—	—	—	1,581,925
Steve Weinberger	381,816	352,090	—	—	—	733,906
E. Brian Foster	33,283	201,928	—	—	—	235,211
Steven Sklar	33,280	473,158	—	—	—	506,438

The Recommendation Statement Contains Numerous Material Misstatements or Omissions

39. On November 15, 2017, defendants filed the materially incomplete and misleading Recommendation Statement with the SEC and disseminated it to Inventure Foods’ stockholders. The Recommendation Statement fails to disclose material information stockholders need in order to make a fully informed decision with respect to tendering their shares, including, as discussed below, material information concerning: (i) Inventure Foods management’s forecasts, utilized by the Company’s financial advisor, Rothschild, in its financial analyses; (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by Rothschild; and (iii) the background process leading up to the Proposed Transaction.

Material Omissions Concerning Inventure Foods’ Management’s Forecasts

40. The Recommendation Statement omits material information regarding the Company’s financial forecasts that were relied upon by the Company’s financial advisor in performing its valuation analyses of the Company.

41. For example, according to the Recommendation Statement, in performing its Illustrative Discounted Cash Flow Analysis, “Rothschild calculated the estimated present value of the standalone, unlevered, after-tax free cash flows that the Company was forecasted to generate from the beginning of FY2017 through the end of FY2018 based on the Forecasts provided by the management of the Company.” The Recommendation Statement, however, wholly omits Inventure Foods management’s standalone, unlevered, after-tax free cash flows that the Company was forecasted to generate from the beginning of FY2017 through the end of FY2018, as well as the underlying line items used to calculate the unlevered free cash flows.

42. The Recommendation Statement discloses the Company performed a Liquidation and Restructuring Analysis (14D-9, 48-49) to assist the Board in reviewing strategic alternatives.

However, the Recommendation Statement fails to disclose any of the variables and assumptions underlying these forecasts, including projections of (i) timing of a transaction or liquidation, (ii) results of operations for the fourth quarter of 2017, (iii) additional customer chargebacks and allowances, (iv) net liquidation value of inventory, (v) liquidation value of trade and other receivables, (vi) net liquidation value of assets of discontinued operations, (vii) liquidation value of other current assets, (viii) liquidation value of fixed assets, (ix) current and non-current liabilities, (x) liquidation value of trademarks and other intangibles; (xi) settlement payments to terminate the Company’s real estate lease obligations, (xii) settlement payments to terminate the Company’s obligations under its employment agreements, (xiii) settlement payments to terminate the Company’s production orders and letters of credit, (xiv) settlement payments to terminate the Company’s obligations under its vendor contracts, and (xv) legal, tax, accounting and related costs. Recommendation Statement at 49.

43. The Company also prepared an Illustrative Chapter 7 Liquidation Analysis to estimate recoveries in a Chapter 7 liquidation. The Recommendation Statement fails to disclose the “unaudited book values as of September 2, 2017 and October 6, 2017, respectively, which, for purposes of this analysis, were assumed to be representative of the Company’s assets and liabilities at the commencement of a Chapter 7 liquidation process” on which these forecasts were based. Recommendation Statement at 50.

44. The omission of this material information renders the Recommendation Statement false and misleading, including, inter alia, the “Certain Unaudited Prospective Financial Information of Inventure Foods” section of the Recommendation Statement.

Material Omissions Regarding Rothschild’s Financial Valuation Analyses

45. The Recommendation Statement describes Rothschild’s fairness opinion and the various valuation analyses performed in support of its opinion. However, the description of Rothschild’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, Inventure Foods’ public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Rothschild’s fairness opinion in determining whether to tender their shares in connection with the Tender Offer or seek appraisal. This omitted information, if disclosed, would significantly alter the total mix of information available to Inventure Foods’ stockholders.

46. With respect to Rothschild’s Illustrative Discounted Cash Flow Analysis of the Company, the Recommendation Statement fails to disclose the key input into this analysis, Inventure Foods management’s standalone, unlevered, after-tax free cash flows that the Company was forecasted to generate from the beginning of FY2017 through the end of FY2018. The Recommendation Statement further fails to disclose: (i) the Company’s net debt; (ii) the inputs and assumptions underlying the calculation of the discount rate range of 13.5% to 15.5% used for Inventure Foods in the analysis; (iii) the terminal period used in calculating the range of estimated terminal values for the Company; (iv) the projected adjusted EBITDA of the Company in the terminal period; and (v) the implied perpetuity growth rates derived from the analysis.

47. With respect to Rothschild’s Selected Precedent Transactions Analysis, the Recommendation Statement fails to disclose the individual multiples for each of the selected transactions analyzed by Rothschild as well as any benchmarking statistics observed by Rothschild comparing Inventure Foods with the target companies.

48. Similarly, with respect to Rothschild’s Selected Public Company Analysis, the Recommendation Statement fails to disclose the individual multiples and benchmarking metrics for each of the public companies analyzed by Rothschild.

49. The omission of this material information renders the Recommendation Statement false and misleading, including, inter alia, the following section of the Recommendation Statement: “Opinion of Inventure Foods’ Financial Advisor.”

Material Omissions Concerning the Background Process of the Proposed Transaction

50. In addition, the Recommendation Statement omits material information regarding the process leading to the Proposed Transaction.

51. Critically, in connection with the strategic review process, the Recommendation Statement sets forth that the Company entered into a total of 55 NDAs, excluding Utz, with both financial and strategic parties that contained standstill provisions. However, the Recommendation Statement fails to disclose whether the standstill provisions in the NDAs are still in effect or are DADW provisions that are presently preventing each and every one of these parties from making a superior acquisition offer for the Company.

52. Without this information, stockholders may have the mistaken belief that, if these potentially interested parties wished to come forward with a superior offer, they are permitted to do so, when in fact they are contractually prohibited from doing so.

53. Moreover, the Recommendation Statement omits material information as to potential conflicts of interest faced by Inventure Foods management and the Board. The Recommendation Statement sets forth:

Parent expects that the Surviving Corporation will enter into a consulting agreement with Mr. Weinberger following the closing of the Merger pursuant to which Mr. Weinberger would provide transition services to the Surviving Corporation for a period of four to six months after the closing of the Merger.

Under such arrangement, Mr. Weinberger would be paid a monthly consulting fee equal to $27,500, which is his current monthly base salary with Inventure Foods.

It is possible that Parent, Merger Sub or their respective affiliates may enter into employment or other arrangements with other officers or directors of Inventure Foods in the future.

However, the Recommendation Statement completely fails to set forth any of the employment-related discussions and negotiations that occurred between Utz, Weinberger, and any other Inventure Foods executive officers, including who participated in all such communications, when they occurred, and their content. The Recommendation Statement further fails to disclose whether any of Utz’s prior indications of interest mentioned management retention. In the press release, Dylan Lissette, CEO of Utz, was quoted as stating: “We have also been extremely impressed with the team at Inventure, and look forward to working together going forward.”

54. Communications regarding post-transaction employment and merger-related benefits during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

55. The omission of this material information renders the Recommendation Statement false and misleading, including, inter alia, the “Background of the Offer and Merger Agreement; Reasons for Recommendation” section of the Recommendation Statement.

56. The Individual Defendants were aware of their duty to disclose this information and acted negligently (if not deliberately) in failing to include this information in the Recommendation Statement. Absent disclosure of the foregoing material information prior to the expiration of the Tender Offer, Plaintiff and the other members of the Class will be unable to make a fully-informed decision whether to tender their shares in connection with the Proposed Transaction or seek appraisal and are thus threatened with irreparable harm warranting the injunctive relief sought herein.

CLAIMS FOR RELIEF

COUNT I

Class Claims Against All Defendants for Violations

of Section 14(d) of the Exchange Act and SEC Rule 14d-9

57. Plaintiff repeats all previous allegations as if set forth in full.

58. Defendants have caused the Recommendation Statement to be issued with the intention of soliciting Inventure Foods stockholders to tender their shares in the Tender Offer.

59. Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers.

60. The Recommendation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which omission renders the Recommendation Statement false and/or misleading.

61. Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

62. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the Class, who will be deprived of their right to make an informed decision whether to tender their shares or seek appraisal if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that defendants’ actions threaten to inflict.

COUNT II

Class Claims Against All Defendants for Violations of Section 14(e) of the Exchange Act

63. Plaintiff repeats all previous allegations as if set forth in full.

64. Defendants violated Section 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading, or engaged in deceptive or manipulative acts or practices, in connection with the Tender Offer.

65. Defendants knew that Plaintiff would rely upon their statements in the Recommendation Statement in determining whether to tender his shares pursuant to the Tender Offer.

66. As a direct and proximate result of these defendants’ unlawful course of conduct in violation of Section 14(e) of the Exchange Act, absent injunctive relief from the Court, Plaintiff has sustained and will continue to sustain irreparable injury by being denied the opportunity to make an informed decision in deciding whether or not to tender his shares or seek appraisal.

COUNT III

Class Claims Against the Individual Defendants for

Violation of Section 20(a) of the Exchange Act

67. Plaintiff repeats all previous allegations as if set forth in full.

68. The Individual Defendants acted as controlling persons of Inventure Foods within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers or directors of Inventure Foods and participation in or awareness of the Company’s operations or intimate knowledge of the false statements contained in the Recommendation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

69. Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement and other statements alleged by Plaintiff to be misleading prior to or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

70. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Recommendation Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of this document.

71. In addition, as the Recommendation Statement sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Proposed Transaction. The Recommendation Statement purports to describe the various issues and information that they reviewed and considered — descriptions which had input from the Individual Defendants.

72. By virtue of the foregoing, the Individual Defendants have violated section 20(a) of the Exchange Act.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor on behalf of Inventure Foods, and against defendants, as follows:

A. Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class representative and Plaintiff’s counsel as Class counsel;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

D. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

E. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all claims and issues so triable.

Dated: November 22, 2017

WARD, KEENAN & BARRETT, P.C.

/s/
Gerald Barrett 2141 E. Camelback Rd., Suite 100
Phoenix, AZ 85016
Tel: 602-279-1717
Fax: 602-279-8908
Email: gbarrett@wardkeenanbarrett.com

WEISSLAW LLP
Richard A. Acocelli
Michael A. Rogovin
Kelly C. Keenan 1500 Broadway, 16th Floor
New York, New York 10036
Tel: (212) 682-3025
Fax: (212) 682-3010

Attorneys for Plaintiff